                                                   -----------------------------
                                                   OMB APPROVAL
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per response ... 14.90
                                                   -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                           American Tower Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   029912201
        ---------------------------------------------------------------
                                (CUSIP Number)

                               SPO Partners & Co.
                                 John H. Scully
                        591 Redwood Highway, Suite 3215
                         Mill Valley, California 94941
                                 (415) 383-6600

                                with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 30, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029912201                                               Page 2 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      SPO Partners II, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            5,752,300(1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             5,752,300(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,752,300(1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP NO. 029912201                                               Page 3 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      SPO Advisory Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)

                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            5,752,300(1)(2)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             5,752,300(1)(2)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,752,300(1)(2)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 029912201                                               Page 4 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)

                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            942,700(1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             942,700(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      942,700(1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 029912201                                               Page 5 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)

                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            942,700(1)(2)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             942,700(1)(2)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      942,700(1)(2)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 029912201                                               Page 6 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      SPO Advisory Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)

                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             6,695,000(1)(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          6,695,000(1)(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,695,000(1)(2)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 5,752,300 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 942,700 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 029912201                                             Page 7 of 33
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Cranberry Lake Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            398,700(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             398,700(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    398,700(1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

CUSIP NO. 029912201                                             Page 8 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      D. L. & W., Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            256,400(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             256,400(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      256,400(1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

(1)   Power is exercised through its sole trustee, John H. Scully.

CUSIP NO. 029912201                                             Page 9 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Phoebe Snow Foundation, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            906,200(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             906,200(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      906,200(1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

CUSIP NO. 029912201                                            Page 10 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      John H. Scully
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:

      PF and Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            896,200(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             8,256,300(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             896,200(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,256,300(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,152,500(1)(2)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

(1) 1,300 Shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account and 894,900 shares held in the John and Irene Scully Living Trust.

(2) Of these, 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 398,700 shares are beneficially owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 256,400 shares are beneficially owned solely in his capacity as controlling person of D. L. & W., Inc. Profit Sharing Retirement Plan, 906,200 shares are beneficially owned solely in his capacity as controlling person of Phoebe Snow Foundation, Inc.

CUSIP NO. 029912201                                            Page 11 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      William E. Oberndorf
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:

      PF and Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            310,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,145,000(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             310,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,145,000(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,455,000(1)(2)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

(1) 130,000 shares held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 150,000 shares are beneficially owned solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership and 30,000 shares are owned by his children who share his household.

(2) Of these, 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 450,000 shares are held in a trust for the benefit of himself and his wife, Susan
      C. Oberndorf, for which he serves as trustee.

CUSIP NO. 029912201                                            Page 12 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      William J. Patterson
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             6,695,000(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,695,000(1)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,695,000 (1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

(1) These 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 029912201                                            Page 13 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      David M. Kashen
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,500
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (less than) 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP NO. 029912201                                            Page 14 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Jane Y. Liou
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,750
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,750
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,750
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (less than) 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP NO. 029912201                                            Page 15 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Edward H. McDermott
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,900
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (less than) 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP NO. 029912201                                            Page 16 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Kurt C. Mobley
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,000
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (less than) 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP NO. 029912201                                            Page 17 of 33
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Michael B. Yuen
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,700
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (less than) 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the shares of Class A common stock, par value $.01 per share (the "Shares") of American Tower Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 116 Huntington Avenue, Boston, Massachusetts 02116.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), Cranberry Lake Partners, L.P., a California limited partnership ("CLP"), D. L. & W., Inc. Profit Sharing Retirement Plan, a California corporation ("DLW"), Phoebe Snow Foundation, Inc., a California corporation ("PS Foundation"), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), David M. Kashen ("DMK"), Jane Y. Liou ("JYL"), Edward H. McDermott ("EHM"), Kurt C. Mobley ("KCM"), and Michael B. Yuen ("MBY"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, DLW, PS Foundation, JHS, WEO, WJP, DMK, JYL, EHM, KCM and MBY are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          (b)-(c)

          SPO
          ---

          SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

          SPO Advisory Partners
          ---------------------

          SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

          SFP
          ---

          SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

          SF Advisory Partners
          --------------------

          SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

          SPO Advisory Corp.
          -----------------

          SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

          CLP
          ---

          CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the sole general partner of CLP, is set forth below.

          DLW
          ---

          DLW is a California corporation, the principal purpose of which is to be a profit-sharing plan. The principal business address of DLW, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, controlling person of DLW, is set forth below.

          PS Foundation
          -------------

          PS Foundation is a California corporation, whose principal purpose is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, sole director and controlling person of PS Foundation, is set forth below.

          JHS
          ---

          JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also the sole director and controlling person of PS Foundation, the controlling person of DLW, and trustee for the sole general partner of CLP.

          WEO
          ---

          WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

          WJP
          ---

          WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

          DMK
          ---

          DMK's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

          JYL
          ---

          JYL's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Her present principal occupation is as an associate for SPO Partners & Co.

          EHM
          ---

          EHM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

          KCM
          ---

          KCM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

          MBY
          ---

          MBY's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

          Name                     Source of Funds      Amount of Funds
          ----                     ---------------      ---------------

     SPO                           Working Capital (1)         $ 42,985,915.49

     SPO Advisory Partners         Not Applicable              Not Applicable

     SFP                           Working Capital (1)         $ 6,297,543.64

     SPO Advisory Partners         Not Applicable              Not Applicable

     SPO Advisory Corp.            Not Applicable              Not Applicable

     CLP                           Working Capital   (1)       $ 2,802,345.09

     DLW                           Working Capital  (1)        $ 1,512,954.52

     PS Foundation                 Working Capital  (1)        $ 7,138,426.47

     JHS                           Personal Funds (2)          $ 6,060,920.44

     WEO                           Personal Funds (2)          $ 4,023,375.00

     WJP                           Not Applicable              Not Applicable

     DMK                           Personal Funds (2)          $    19,516.75

     JYL                           Personal Funds (2)          $    21,733.00

     EHM                           Personal Funds (2)          $    26,989.90

     KCM                           Personal Funds (2)          $    89,620.10

     MBY                           Personal Funds (2)          $    14,911.00
     -----------

          (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

          (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.   Purpose of Transaction
          ----------------------

          The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position.

          Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by him or under his control.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 184,826,952 total outstanding shares of common stock, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on November 14, 2001.

          SPO
          ---

          The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

          SPO Advisory Partners
          ---------------------

          Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

          SFP
          ---

          The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

          SF Advisory Partners
          --------------------

          Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

          SPO Advisory Corp.
          ------------------

          Because of its positions as the general partner of each of SPO Advisory Partners, and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

          CLP
          ----

          The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 398,700 Shares, which constitutes approximately 0.2% of the outstanding Shares.

          DLW
          ---

          The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 256,400 Shares, which constitutes approximately 0.1% of the outstanding Shares.

          PS Foundation
          -------------

          The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 906,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

          JHS
          ---

          Individually, and because of his positions as a control person of SPO Advisory Corp., CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,152,500 Shares, which constitutes approximately 5.0% of the outstanding Shares.

          WEO
          ---

          Individually, and because of his positions as a control person of SPO Advisory Corp. and Oberndorf Family Partners, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,455,000 Shares in the aggregate, which constitutes approximately 4.0% of the outstanding Shares.

          WJP
          ---

          Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

          DMK
          ---

          The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

          JYL
          ---

          The aggregate number of shares that JYL owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,750 Shares, which constitutes less than 0.1% of the outstanding Shares.

          EHM
          ---

          The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

          KCM
          ---

          The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

          MBY
          ---

          The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,700 Shares, which constitutes less than 0.1% of the outstanding Shares.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

          (b)

          SPO
          ---

          Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

          SPO Advisory Partners
          ---------------------

          Acting through its two general partners and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

          SFP
          ---

          Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

          SF Advisory Partners
          --------------------

          Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

          SPO Advisory Corp.
          ------------------

          Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares in the aggregate.

          CLP
          ---

          Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 398,700 Shares.

          DLW
          ---

          Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 256,400 Shares.

          PS Foundation
          -------------

          Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 906,200 Shares.

          JHS
          ---

          As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. Because of his positions as a control person of CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,561,300 Shares held by CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 896,200 Shares.

          WEO
          ---

          Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 310,000 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 450,000 Shares held in a trust for himself and his wife Susan C. Oberndorf.

          WJP
          ---

          As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate.

          DMK
          ---

          DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,500 Shares.

          JYL
          ---

          JYL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,750 Shares.

          EHM
          ---

          EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,900 Shares.

          KCM
          ---

          KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 Shares.

          MBY
          ---

          MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,700 Shares.

          (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange ("NYSE") as set forth on Schedule I attached hereto.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

          (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

          Exhibit B - Power of Attorney for David M. Kashen

          Exhibit C - Power of Attorney for Kurt C. Mobley

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    February 8, 2002



                             /s/ Phillip Gordon
                             -----------------------
                             Phillip Gordon

                             Attorney-in-Fact for:

                             SPO PARTNERS II, L.P. (2)
                             SPO ADVISORY PARTNERS, L.P. (2)
                             SAN FRANCISCO PARTNERS II, L.P. (2)
                             SF ADVISORY PARTNERS, L.P. (2)
                             SPO ADVISORY CORP. (2)
                             CRANBERRY LAKE PARTNERS, L.P (2)
                             D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN (2) PHOEBE SNOW FOUNDATION, INC. (2)
                             JOHN H. SCULLY (2)
                             WILLIAM E. OBERNDORF (2)
                             WILLIAM J. PATTERSON (2)
                             DAVID M. KASHEN (1)
                             JANE Y. LIOU (2)
                             EDWARD H. MCDERMOTT (2)
                             KURT C. MOBLEY (1)
                             MICHAEL B. YUEN (2)

                             (1) A Power of Attorney authorizing Philip Gordon or act on behalf of this person or entity is attached as an exhibit to this filing.

                             (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                                  -------------
                                SCHEDULE 13D FOR
                              SPO PARTNERS II, L.P.

                            Date of                  Number of       Price Per    Where/How
Reporting Person            Transaction    Type      Shares          Share ($)    Transaction Effected
----------------            -----------    ----      ------          --------     --------------------

SPO Partners II, L.P.       12/12/2001     Buy       473,900         7.01         Open Market/Broker
                            12/13/2001     Buy       273,100         6.94         Open Market/Broker
                            12/14/2001     Buy       992,000         7.01         Open Market/Broker
                            12/17/2001     Buy       1,000,000       7.19         Open Market/Broker
                            12/18/2001     Buy       1,000,000       8.03         Open Market/Broker
                            12/19/2001     Buy       960,000         8.08         Open Market/Broker
                            12/20/2001     Buy       470,000         8.07         Open Market/Broker
                            12/21/2001     Buy       183,300         8.38         Open Market/Broker
                            01/18/2002     Buy       200,000         6.08         Open Market/Broker
                            01/18/2002     Buy       200,000         6.44         Open Market/Broker

San Francisco
Partners II, L.P.           12/14/2001     Buy       261,000         7.01         Open Market/Broker
                            12/19/2001     Buy       40,000          8.08         Open Market/Broker
                            12/20/2001     Buy       30,000          8.07         Open Market/Broker
                            12/21/2001     Buy       11,700          8.38         Open Market/Broker
                            01/17/2001     Buy       600,000         6.34         Open Market/Broker

Cranberry Lake
Partners, L.P.              12/24/2001     Buy       38,200          8.45         Open Market/Broker
                            12/26/2001     Buy       138,000         8.70         Open Market/Broker
                            12/27/2001     Buy       57,800          9.04         Open Market/Broker
                            01/30/2002     Buy       98,700          4.62         Open Market/Broker
                            02/04/2002     Buy       26,000          4.75         Open Market/Broker
                            02/05/2002     Buy       40,000          4.44         Open Market/Broker

D.L.&W., Inc. Profit
Sharing Retirement
Plan                        01/09/2002     Buy       67,000          8.82         Open Market/Broker
                            01/29/2002     Buy       140,000         4.96         Open Market/Broker
                            01/30/2002     Buy       29,600          4.62         Open Market/Broker
                            02/04/2002     Buy       7,800           4.75         Open Market/Broker
                            02/05/2002     Buy       12,000          4.44         Open Market/Broker

Phoebe Snow
Foundation                  01/09/2002     Buy       425,100         8.82         Open Market/Broker
                            01/10/2002     Buy       300,000         8.52         Open Market/Broker
                            01/30/2002     Buy       108,500         4.62         Open Market/Broker
                            02/04/2002     Buy       28,600          4.75         Open Market/Broker
                            02/05/2002     Buy       44,000          4.44         Open Market/Broker

John H. Scully              12/24/2001     Buy       68,500          8.45         Open Market/Broker
                            12/26/2001     Buy       283,000         8.70         Open Market/Broker
                            12/27/2001     Buy       115,200         9.04         Open Market/Broker

                            Date of                  Number of       Price Per    Where/How
Reporting Person            Transaction    Type      Shares          Share ($)    Transaction Effected
----------------            -----------    ----      ------          ---------    --------------------

                            01/09/2002     Buy       1,300           8.82         Open Market/Broker
                            01/30/2002     Buy       256,600         4.62         Open Market/Broker
                            02/04/2002     Buy       67,600          4.75         Open Market/Broker
                            02/05/2002     Buy       104,000         4.44         Open Market/Broker

William E.
Oberndorf                   01/10/2002     Buy       86,000          8.31         Open Market/Broker
                            01/10/2002     Buy       4,000           8.31         Open Market/Broker
                            01/29/2002     Buy       25,000          4.74         Open Market/Broker
                            01/29/2002     Buy       75,000          4.74         Open Market/Broker
                            01/30/2002     Buy       62,500          4.79         Open Market/Broker
                            01/30/2002     Buy       187,500         4.79         Open Market/Broker
                            01/31/2002     Buy       62,500          5.26         Open Market/Broker
                            01/31/2002     Buy       187,500         5.26         Open Market/Broker
                            02/07/2002     Buy       1,939           4.11         Open Market/Broker
                            02/07/2002     Buy       38,061          4.13         Open Market/Broker
                            02/07/2002     Buy       15,000          4.09         Open Market/Broker
                            02/07/2002     Buy       15,000          4.09         Open Market/Broker

David M. Kashen             01/23/2002     Buy       1,100           6.29         Open Market/Broker
                            01/29/2002     Buy       900             4.48         Open Market/Broker
                            02/05/2002     Buy       700             4.04         Open Market/Broker

Jane Y. Liou                01/16/2002     Buy       500             7.10         Open Market/Broker
                            01/16/2002     Buy       500             7.10         Open Market/Broker
                            01/17/2002     Buy       500             6.30         Open Market/Broker

Edward H.
McDermott                   01/15/2002     Buy       400             7.77         Open Market/Broker
                            01/15/2002     Buy       500             7.74         Open Market/Broker
                            01/15/2002     Buy       1,000           7.84         Open Market/Broker
                            02/07/2002     Buy       3,000           4.06         Open Market/Broker

Kurt Mobley                 02/05/2002     Buy       3,000           4.26         Open Market/Broker
                            02/05/2002     Buy       3,000           4.25         Open Market/Broker

Michael B. Yuen             02/06/2002     Buy       2,675           4.03         Open Market/Broker
                            02/06/2002     Buy       1,025           4.03         Open Market/Broker

                                  EXHIBIT INDEX

    Exhibit         Document Description                                Page No.
    -------         --------------------                                --------

         A          Agreement Pursuant to Rule 13d-1(f)(1)(iii)              1


         B          Power of Attorney for David Kashen                       2


         C          Power of Attorney for Kurt Mobley                        3

                                    Exhibit A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

     DATED:    February 8, 2002

                             /s/ Phillip Gordon
                             --------------------------
                             Phillip Gordon

                             Attorney-in-Fact for:

                             SPO PARTNERS II, L.P. (2)
                             SPO ADVISORY PARTNERS, L.P. (2)
                             SAN FRANCISCO PARTNERS II, L.P. (2)
                             SF ADVISORY PARTNERS, L.P. (2)
                             SPO ADVISORY CORP. (2)
                             CRANBERRY LAKE PARTNERS, L.P (2)
                             D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN (2) PHOEBE SNOW FOUNDATION, INC. (2)
                             JOHN H. SCULLY (2)
                             WILLIAM E. OBERNDORF (2)
                             WILLIAM J. PATTERSON (2)
                             DAVID KASHEN (1)
                             JANE Y. LIOU (2)
                             EDWARD H. MCDERMOTT (2)
                             KURT MOBLEY (1)
                             MICHAEL B. YUEN (2)

                             (1) A Power of Attorney authorizing Philip Gordon or act on behalf of this person or entity is attached as an exhibit to this filing.

                             (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.






                                Exhibits: Page 1

                                    EXHIBIT B

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned, David Kashen, has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon his true and lawful attorney-in-fact and agent and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

          The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

          WITNESS THE EXECUTION HEREOF this 5th day of February, 2002 by David Kashen.

                                                          By: /s/ David Kashen
                                                              ----------------
                                                          Name:  David Kashen

STATE OF California   )
COUNTY OF Marin       )

/s/ Kim M.S. Silva
------------------
Notary Public






                                Exhibits: Page 2

                                    EXHIBIT C

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Kurt Mobley, has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon his true and lawful attorney-in-fact and agent and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

          The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

          WITNESS THE EXECUTION HEREOF this 5th day of February, 2002 by Kurt Mobley.

                                                            By: /s/ Kurt Mobley
                                                                ---------------
                                                            Name: Kurt Mobley

STATE OF California    )
COUNTY OF Marin        )

/s/ Kim M.S. Silva
------------------
Notary Public






                                Exhibits: Page 3